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SEC FILE NUMBER
1-2199

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	September 30, 2011

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Allis-Chalmers Energy Inc.

Full Name of Registrant
N/A

Former Name if Applicable
Remington Square, 10613 W Sam Houston Parkway
Suite 600

Address of Principal Executive Office (Street and Number)
Houston, TX 77064

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Allis-Chalmers Energy Inc. (the “Registrant”) was unable to file its Form 10-Q for the quarterly period ended September 30, 2011 (the “Form 10-Q”) by the prescribed due date and does not anticipate filing the Form 10-Q on or before the fifth calendar day following the prescribed due date because the quarterly financials of Archer Limited (“Archer”), its parent company, for the quarter ended September 30, 2011 (the “Third Quarter Financials”) are not complete and are not scheduled to be filed until November 22, 2011, as set forth in a press release filed by Archer on November 7, 2011, broadly in line with its published financial calendar furnished to the Oslo Stock Exchange in 2010. Archer’s common shares are listed on the Oslo Stock Exchange and, as a result, Archer is required by the end of each calendar year to publish the dates planned for the release of its interim reports for the following year. Archer’s financial calendar for 2011 was prepared prior to the Registrant becoming a wholly owned subsidiary of Archer, and Archer could not change its financial calendar and complete and file its Third Quarter Financials without unreasonable effort and expense before the prescribed due date for the Registrant’s Form 10-Q. The Registrant cannot finalize and file its Form 10-Q prior to the completion of Archer’s Third Quarter Financials and therefore expects to file its Form 10-Q no later than November 23, 2011.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Max Bouthillette	(713)	856-4222
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Registrant anticipates that revenues and net income for the three and nine months ended September 30, 2011 will be greater than for the corresponding periods in 2010, we cannot make a reasonable estimate of such changes because the financial statements for Archer and the Registrant have not been finalized.

Cautionary Note about Forward-Looking Statements. This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the use of forward-looking words, including “may”, “expect”, “anticipate”, “plan”, “project”, “believe”, “estimate”, “intend”, “will”, “should” or other similar words. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Form 10-Q Quarterly Report. The Company’s actual decisions, performance, and results may differ materially.

Allis-Chalmers Energy Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2011	By	/s/ Christoph Bausch

Christoph Bausch
Chief Financial Officer